[Letterhead of Morgan, Lewis & Bockius LLP]
September 27, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0303

Attention:	Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions

Re:	The Clorox Company
Schedule TO-I filed September 8, 2006
File No. 005-32623
Dear Mr. Duchovny:
The purpose of this letter is to respond to the comment contained in your letter dated September 22, 2006 to the above-referenced filing by The Clorox Company. For your convenience, the comment is set forth below in italics prior to Clorox’s response.
Schedule TO-I
Item 10. Financial Statements
1.	Refer to our prior comment 10. Please revise the presentation of your financial information to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt

Daniel F. Duchovny, Esq.
September 27, 2006

securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Clorox present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
Clorox has revised Items 10 and 12 of the Schedule TO in response to the comment.
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Please contact me at (202) 739-5838 if you should require any additional information.
Sincerely,
/s/ Rani Doyle
Rani Doyle

cc:	Laura Stein
Angela Hilt